Skadden, Arps, Slate, Meagher & Flom llp 525 University Avenue Palo Alto, CA 94301 TEL: (650) 470-4500 FAX: (650) 470-4570 www.skadden.com June 24, 2022

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U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Geoff Kruczek
Anne Parker
Division of Corporation Finance
Office of Manufacturing

Re:	ACE Convergence Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed June 3, 2022
File No. 001-39406

Ladies and Gentlemen:

On behalf of our client, ACE Convergence Acquisition Corp., a Cayman Islands exempted company (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Preliminary Proxy Statement on Schedule 14A of the Company originally filed with the Commission on June 3, 2022 (collectively, the “Extension Proxy”).

Amendment No. 1 reflects certain revisions to the Extension Proxy in response to the comment letter to Mr. Abdi, the Company’s Chief Executive Officer, dated June 21, 2022, from the staff of the Commission (the “Staff”) and other updated information.

The numbered paragraphs in bold below set forth the Staff’s comments together with the Company’s responses. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 1, which is being filed with the Commission contemporaneously with the submission of this letter. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.

Preliminary Proxy Statement on Schedule 14A filed June 3, 2022

Reasons for the Proposal, page 17

1.	We note the statement that the parties “are working towards satisfaction of the conditions to completion of the Business Combination,” but “the Board has determined that there may not be sufficient time” before July 13, 2022 to hold the meeting and complete the transaction. Please revise to describe in greater detail the reasons for proposing the extension. We note, for example, your statements in your Form 8-K dated May 3, 2022 that you need “additional time to revise and finalize [your] financing arrangements with respect to the Business Combination described in the registration statement on Form S-4.” Discuss what are or were your existing financing arrangements and why they require revision. Disclose the nature of the revisions and any other circumstances or arrangements that have changed since the effective date of your registration statement on Form S-4. Finally, provide us with an analysis of whether you intend to file a post-effective amendment to the Form S-4.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the letter to the Company’s shareholders and on page 19 of Amendment No. 1.

2.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 6-7 and 21-22 of Amendment No. 1.

3.	Please disclose the resignation of Citigroup Global Markets Inc. (“Citi”) and the potential impact of such resignation on the business combination with Tempo. In this regard, we note your disclosures in prior filings that Citi was engaged to serve as placement agent for the intended PIPE and convertible note investment, as a financial advisor and was involved in discussions related to the business combination. If Citi would have played a role in the closing, identify the party who will be filling Citi’s role.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 10-12 and 20-21 of Amendment No. 1.

4.	Please disclose whether the fees paid or due to Citi have been waived or forfeited. If so, to the extent that such fees relate to services that have already been rendered, please add disclosure describing the risk that such services have already been rendered, yet Citi is waiving such fees and disclaims responsibility for the S-4 registration statement relating to the business combination with Tempo. Clarify the unusual nature of any such fee waiver and the impact of it on the evaluation of the business combination. If any fees will be waived or forfeited, please also revise, as appropriate, your pro forma financial information.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 10-12 and 20-21 of Amendment No. 1.

5.	Please provide us with a letter from Citi stating whether it agrees with the intended disclosures related to its resignation and, if not, stating the respects in which it does not agree. Provide disclosure to reflect that you have discussed the disclosure with Citi and it either agrees or does not agree with the conclusions and the risks associated with such outcome. If Citi does not respond, please provide disclosure to indicate you have asked and not received a response and include disclosure about such fact and the risks to investors. Additionally, please indicate that you will not speculate about the reasons that Citi withdrew from its role as financial advisor and forfeited its fees, if applicable. The disclosure should clarify whether Citi performed substantially all the work to earn its fees.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 10-12 and 20-21 of Amendment No. 1.

6.	If Citi advised you on the business combination and related transactions, please add disclosure that your Board of Directors engaged an advisor that assisted in its consideration of the transaction and has subsequently withdrawn, and explain whether the Board has undertaken any additional procedures in reviewing the recommendation in light of the withdrawal of its advisor on whom it relied. If not, the Board should disclose that its advisor resigned and it opted not to revisit the projections and other financial and nonfinancial information on which Citi advised. Please disclose your rationale for such decision.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Citi did not advise the board of directors of the Company with respect to the Business Combination or the transactions related thereto. The Company has revised the disclosure on pages 10-12 and 20-21 of Amendment No. 1 accordingly.

7.	Please tell us whether you are aware of any disagreements with Citi regarding the disclosure in the S-4 registration statement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 10-12 and 20-21 of Amendment No. 1.

8.	Please tell us whether Citi was involved in the preparation of any disclosure that is included in the S-4 registration statement, including any analysis or materials underlying the disclosure in the registration statement, including without limitation the projected financial information of Tempo beginning on page 150. If so, clarify Citi’s involvement, whether it has retracted any work product associated with the transaction, and also include disclosure describing the risks related to Citi’s role in connection with the preparation of the registration statement and the valuation of Tempo and that it disclaims any liability in connection with such disclosure included in the registration statement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 10-12 and 20-21 of Amendment No. 1.

9.	Please provide us with any correspondence between Citi and other parties involved with the business combination relating to Citi’s resignation.

Response: The Company acknowledges the Staff’s comment and has separately provided to the Staff the letter, dated May 19, 2022, to Tempo regarding Citi’s resignation as financial advisor to Tempo and as a placement agent to the Company for the equity and convertible note private placement investments to be consummated in connection with the Business Combination.

10.	Please provide us with the engagement letter between you and Citi. Please disclose any ongoing obligations of you or Citi pursuant to the engagement letter that will survive the termination of the engagement, such as indemnification provisions, and discuss the impacts of those obligations on you and Citi.

Response: The Company acknowledges the Staff’s comment and has separately provided to the Staff a copy of the engagement letter between the Company and Citi. The Company has revised the disclosure on pages 10-12 and 20-21 of Amendment No. 1 to include a description of the obligations of the Company or Citi pursuant to the engagement letter that will survive the termination of the engagement and discussion regarding the impacts of those obligations on the Company and Citi.

11.	Please disclose the following:

•	When a financial institution is named in a proxy statement/prospectus, it typically presumes a level of due diligence and independent analysis on the part of such financial institution, and it also typically means that a financial institution has done a level of due diligence ordinarily associated with a professional engagement.

•	Citi’s withdrawal indicates that it does not want to be associated with the disclosure or the underlying business analysis related to the transaction. In addition, your disclosure should caution investors that they should not place any reliance on the fact that the firm has been previously involved with the transaction.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 10-12 and 20-21 of Amendment No. 1.

12.	Please disclose whether the PIPE and convertible note investors have been notified of Citi’s resignation and whether any of the PIPE and convertible note investors have withdrawn from the deal based on Citi’s resignation. Also disclose whether Jefferies or any other advisor will be paid the portion of the fee owed to Citi.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 10-12 and 20-21 of Amendment No. 1.

*     *     *

We thank the Staff for its review of the foregoing and Amendment No. 1. If you have further comments, please do not hesitate to contact me at michael.mies@skadden.com or by telephone at (650) 470-3130.

Sincerely,

/s/ Michael J. Mies
Name: Michael J. Mies

cc:    Behrooz Abdi, ACE Convergence Acquisition Corp.